Oxiana
LIMITED

5 January 2007

07020336

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 December 2006 – 31 December 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours faithfully

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

Nathan Hughes-Johnson
Assistant Company Secretary

Enclosures

Oxiana
LIMITED

28 December 2006

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

EXCELLENT EXPLORATION RESULTS FROM PROMINENT HILL AND GOLDEN GROVE

Initial results received from near mine exploration drilling at Oxiana's Prominent Hill Project in South Australia and Golden Grove Operations in Western Australia have highlighted potential for significant expansions to resources at both sites.

At **Prominent Hill** the first two diamond core holes of an exploration drilling program, aimed at significantly expanding the size of the deposit and assessing underground mining options, have intersected wide intervals of high tenor copper-gold and gold-only mineralisation, 400-500 metres beneath the current resource. Mineralisation remains open at depth.

Better down hole copper-gold intervals reporting from chalcocite and bornite mineralised hematite breccias include

HOLE D276	28 metres @ 2.1% Copper and 0.6g/t Gold
	17 metres @ 1.8% Copper and 0.6g/t Gold
	135 metres @ 1.5% Copper and 1.0g/t Gold
HOLE D277	62 metres @ 1.4% Copper and 0.8g/t Gold

Wide intervals of 1-2 g/t gold-only mineralisation occur both within, and peripheral to, the copper-gold system in both holes. Full results are currently being compiled and assessed. A further release with sections will follow when this work is complete.

At **Golden Grove**, drilling beneath the Scuddles mine, where Oxiana is recommencing copper production in 2007, has intersected 46m of massive sulphide with sphalerite (Zinc sulphide) near the top of the intersection and chalcopyrite (copper sulphide) throughout. These sulphides are approximately 200m below a 1996 hole which returned 4m grading 19.5% Zinc and the sulphide zone appears to have a vertical extent approaching 400m with no defined base at present. The lateral extent of the zone remains untested. Sampling and assaying of the entire sulphide interval is being expedited and full results will be released as they become available in early 2007.

Exploration programs to extend the resource bases at Prominent Hill and Golden Grove will continue throughout 2007 using some eight drill rigs.

Owen Hegarty
Managing Director

* Both Prominent Hill holes are diamond core in mineralised intervals and collared at 60/000. Hole D276 is drilled on section 5450E and D277 on section 5800E. True mineralised widths are approximately 0.6 times down hole interval. Sampling and assaying protocols for Prominent Hill are included in the Prominent Hill Resource Statement for 30 June 2006. Refer Oxiana website.

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2004). He has consented to the inclusion of the material in the form and context in which it appears.

Level 9, 31 Queen Street, Melbourne, Victoria 3000
T: +61 3 8623 2200 F: +61 3 8623 2222
E: admin@oxiana.com.au ABN: 40 005 482 824 ASX OXR

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Oxiana Limited
Level 9, 31 Queen Street
Melbourne
Victoria 3000

corporatefile.com.au

Date of lodgement: 20-Dec-2006

Title: Open Briefing®. Oxiana Ltd. 2006 Review & 2007 Outlook

Record of interview:

corporatefile.com.au
Oxiana Limited has had a successful year with strong commodity prices, exploration success and new projects going ahead. Can you review the achievements in 2006?

MD Owen Hegarty
Oxiana's all round performance in 2006 was outstanding. Operationally, up at Sepon, gold and copper both went well and at Golden Grove we hit our targets. Everything went according to plan in terms of advancing our copper and gold expansions at Sepon and we approved development of the Prominent Hill copper-gold mine. Construction activities have commenced at Prominent Hill and that was a stand-out in terms of getting it underway. We had some promising exploration news at Golden Grove where we are also looking at a number of incremental expansions.

We had further exploration success at Sepon and some promising deeper intersections at Prominent Hill as well as some encouragement in our regional areas.

Rising commodity prices have helped boost our earnings and cash flow. We paid an interim dividend and the share price has risen, although we still don't think it reflects the value that is within the Company in a range of areas. We've just got to keep on delivering and that should look after itself.

corporatefile.com.au
Oxiana now has regional exploration programs in several countries including Australia, Laos, Indonesia, Thailand, Cambodia and China. What progress have you made? What are the most advanced or exciting areas explored so far?

MD Owen Hegarty

We've made good progress in advancing our regional programs in Southeast Asia and China and are very well placed in terms of our land holdings, operating knowledge and geological expertise in that part of the world. We understand how to do business in the region and the different approach required in each of the countries.

We have regional prospects at various stages of exploration from grass roots through to resource delineation across the broader region. In Yunnan and Sichuan Provinces, China we are hunting gold and base metal deposits together with our partners and have already had some very good results in our initial drilling programs. In Thailand, we currently have two drill rigs following up highly encouraging gold results obtained in 2004, while in Cambodia drilling is testing the economic potential of a promising gold system.

Elsewhere a number of high potential prospects are being rapidly advanced to the drilling stage and generative programs continue to deliver highly promising new projects.

corporatefile.com.au

You have mentioned that the potential of the Golden Grove area to host further mineralisation was a key part of the acquisition rationale. Can you recap the recent exploration results and your immediate exploration objectives?

MD Owen Hegarty

Golden Grove has been a stand-out performer this year. It hasn't just been the zinc price, but a strong operational and safety performance as well and we're looking at a number of incremental improvements.

In October we announced a down hole intercept of 51 metres at 6.1% copper. This area is 400 metres below the Xantho zinc lenses and has the potential to host a complete volcanic hosted massive sulphide (VHMS) system similar to that mined at Scuddles and Gossan Hill. This discovery has been really exciting, particularly for our team on site, as it gives the Company confidence to increase the exploration program in advance of potential incremental expansions and to look to a long term future at Golden Grove. We're following up this drilling by wedging off that initial hole and we're also broadening our exploration effort in the surrounding areas.

We've gone back down the original Scuddles mine and have the potential to add around 200,000 tonnes of high grade copper ore per annum. That will be a nice supplement to the mill and is an example of the incremental improvements.

corporatefile.com.au

Oxiana had a very positive outlook for its commodities leading into 2006. Can the current buoyant markets be maintained in 2007?

MD Owen Hegarty

We certainly think these buoyant markets can be maintained. Our view of commodity markets is one of "stronger for longer" supported by a long term world economic expansion driven principally by China. There is bound to be the odd bump along the way, but if you see a dip it's probably a good buying

opportunity? In the short term the fundamentals for base metals remain very strong with low stocks, high demand and subdued supply. We don't really see any significant cooling of markets over the next year or two. We're looking forward to another strong year in 2007 and we're clearly well placed to take advantage of those conditions because we have little debt and are completely unhedged.

corporatefile.com.au
What is the main focus for Oxiana in 2007?

MD Owen Hegarty
Our focus will be to continue the strong operating performance and of course we're always looking at ways to improve. Prominent Hill, as the world's next best copper-gold mine, is a significant project for Oxiana and we want to make sure it continues to go well from a capital expenditure and timing perspective. We will also be advancing our copper and gold expansions at Sepon and the incremental expansions at Golden Grove. It's these growth projects that will drive value for our shareholders. We also place a great deal of importance in maintaining our very good record in safety and environmental and community relations performance.

We believe we have serious competitive advantage in exploration in the countries in which we operate in the Asia-Pacific region. Around 70% of the regional exploration budget will be spent on drilling and the 2007 budget will be bigger than US$25 million in 2006. The programs will be focused on the styles of ore bodies that Oxiana has discovered and successfully developed.

Our corporate development team continues to look at merger and acquisition opportunities at the large and smaller ends. Plenty of people are inviting us to look at things and we're also looking at projects through our own initiative. We will maintain a disciplined approach to investments and they must create value for shareholders for us to proceed. There's plenty going on in this area, as you'd expect, as the industry continues to consolidate.

It's an exciting time for Oxiana and our various stakeholders as we look to continue to grow the company towards the ultimate objective of building the next major mining house.

corporatefile.com.au
Thank you Owen.

For more information on Oxiana visit www.oxiana.com.au or contact Owen Hegarty or Richard Hedstrom (Investor Relations) on (+61 3) 8623 2200.

To read other Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Oxiana Limited (OXR)**
ACN/ARSN **005 482 824**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 08 December 2006

The previous notice was given to the company on 18 October 2006

The previous notice was dated 18 October 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
08/12/06	BGI – *see Annexure A*	Reduction in voting power	Average price $3.26	Ordinary 624,535	0.05%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

____
Andrew Kuo
Company Secretary
Barclays Global Investors Australia

_____/_____/2006
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in **Oxiana Limited ("OXR")** held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Ltd
Barclays Bank PLC
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors, N.A.
Barclays Bank PLC
Barclays Capital Securities Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in OXR for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in OXR was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in OXR.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

______________________________ ______/______/2006

Andrew Kuo — Date
Company Secretary
Barclays Global Investors Australia

LINK
MARKET SERVICES

Link Market Services Limited
ABN 54 083 214 537
AFS Licence No. 230895

Level 9
333 Collins Street
Melbourne VIC 3000
Australia

15 December 2006

Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re: Change of Share Register Address Notification

Please be advised that effective start of business Monday, 18 December 2006, the Melbourne street address of our share register – Link Market Services Limited (Link) – will change as follows:

To	**Level 9** **333 Collins Street** **MELBOURNE VIC 3000**
From	Level 4 333 Collins Street MELBOURNE VIC 3000

The associated postal address, telephone and facsimile numbers, as well as internet details remain unchanged.

Lodgement of documentation by member organizations, securityholders, and other interested parties must be made at the new address from Monday 18 December 2006.

I have attached a list of our Melbourne clients and their ASX Codes.

Should you have any questions regarding the change of address, please direct them to Leigh Bull, Executive Head of Victoria of Link on 03 9615 9822.

Yours sincerely

Leigh Bull
Executive, Head of Victoria

ASX Code	Company Name
AVV	AAV Limited
ACR	Acrux Limited
AED	AED Oil Limited
AMH	AMCIL Limited
AEZ	APN European Retail Trust
APD	APN Property Group
ARO	Astro Diamond Mines NL
AHS	Atlas Group Holdings Limited
ACD	Australian Central Credit Union Limited
AEU	Australian Education Trust
AFI	Australian Foundation Investment Company Limited
BAS	Bass Strait Oil Company Limited
BEC	Becton Property Group Limited
BTA	Biota Holdings Limited
BSL	BlueScope Steel Limited
CNP	Centro Properties Group
CER	Centro Retail Trust
CHR	Chalmers Limited
CCU	Cobar Consolidated Resources Limited
CGS	CogState Limited
CGJ	Coles Group Limited
CKL	Colorpak Limited
CMP	Compumedics Limited
CEU	ConnectEast Group
CSE	Copper Strike
CYN	CyGenics Limited
CYT	Cytopia Limited
DKS	Danks Holdings Limited
DJW	Djerriwarrh Investments Limited
EMB	Embelton Limited
FLK	Folkestone Limited
FRR	Frigrite Limited
GLE	GLG Corp Ltd
GMI	Global Mining Investments Limited
GLB	Globe International Limited
GNL	Great Gold Mines NL
HSN	Hansen Technologies Limited
HSP	Healthscope Limited
IPL	Incitec Pivot Limited
IFL	IOOF Holdings Limited
IRE	IRESS Market Technology Limited
JGL	Jackgreen Limited
JST	Just Group Limited
KGL	Kentor Gold
MTU	M2 Telecommunications
MPI	Mark Sensing Limited
MYP	Mayne Pharma Limited

MLB	Melbourne IT Limited
MSB	Mesoblast Limited
MEO	Methanol Australia Limited
MIR	Mirrabooka Investments Limited
MOG	Moby Oil & Gas
MPO	Molopo Australia Limited
MNY	Money3 Corporation Limited
MYF	Myer Group Finance Limited
NAE	New Age Exploration
NEU	Neuren Pharmaceuticals
NHM	New Holland Mining
NCM	Newcrest Mining Limited
OMP	OAMPS Limited
OFG	Over Fifty Group Limited
ORI	Orica Limited
OXR	Oxiana Limited
PBB	Pacifica Group Limited
PEK	Peak Resources Limited
PSH	Penrice Soda Holdings
PPS	Praemium Limited
PLF	Primelife Corporation Limited
PME	Pro Medicus Limited
PHA	Public Holdings Australia Limited
QUR	Quantum Reources Limited
RAB	Rabinov Diversified Property Trust
RRL	Regis Resources Limited
RAU	Republic Gold Limited
SDI	SDI Limited
SIP	Sigma Pharmaceuticals Limited
SIU	Sirius Telecommunications Limited
SSX	Smorgon Steel Group Ltd
SBC	Southern Cross Broadcasting Australia Limited
SRZ	Stellar Reources Limited
SHE	Stonehenge Metals Limited
STV	Sunraysia Television Limited
SYB	Symbion Health
TAH	Tabcorp Holdings Limited
TMM	Tasmania Mines Limited
TLS	Telstra Corporation Limited
TRS	The Reject Shop Limited
UXC	UXC Limited
VGP	Verticon Group
VGH	Vision Group
VSL	Vision Systems Limited
WCB	Warrnambool Cheese & Butter Factory Co Holdings Limited
WLL	Wellcom Group
WSS	Working Systems Solutions

ROYALCO
RESOURCES LIMITED
(ABN 53 096 321 532)

Level 9, 356 Collins Street
Melbourne Victoria 3000 Australia
(03) 9602 3626 | Tel
(03) 9670 4479 | Fax
www.royalco.com.au | Web

Tenement Approval – Philippines

14th December 2006

Corporate Details

ASX Code: RCO

Issued Capital:

56,411,200 Shares

2,800,000 Options @50c, 31/3/2011
(Unlisted)
510,000 Options @52c, 31/3/2011

Share Price: 52c

Market Capitalisation:
$29.3 million

Cash Balance: $10.1 mill

Major Shareholders:

Oxiana Ltd	17.7%
Directors	14.9%
Riomin Gold	6.4%
Colonial First State	7.9%

Directors:

Peter Topham – Executive Chairman

David Ogg – Executive Director

Peter Lester – Non executive Director

Tom Eadie – Non executive Director

Adam Boyd – Non executive Director

The company is pleased to advise that we have received advice that the Malangza Exploration Permit on Panaon Island, Philippines, has now been granted. This follows a presentation by our Executive Chairman and our Philippines Country Manager to Secretary Reyes on 2nd October 2006.

The implications of this approval are threefold:

i) the tenement itself is considered highly prospective with an unexplored alteration zone in excess of 12 sq kms on the major Philippine Fault Zone.

"Large zones of silica-clay-pyrite alteration are observed throughout the tenement and provide further encouragement that this area is highly prospective for copper-gold deposits". (Independent Expert's Report, from Prospectus).

The Company considers this an exciting prospect and appropriate resources will be devoted to it immediately.

ii) it allows our company to optimise our 2007 exploration program with completion of drilling at Samay by February, commencement of drilling at Pao/Gambang (where indigenous people's consent is believed to be imminent) shortly after Samay, and with concurrent groundwork at Malangza (geochem, geophysics), it is probable we will be drilling at **three** separate locations by the end of 2007.

iii) prior to the grant of this application only 3 EP's have been approved this calendar year, by the Department of Environment and Natural Resources. The granting of this tenement reflects favorably on our company, the quality of our staff, the strength of the proposed exploration program, and the level of our social commitment to the people of the Philippines. It also confirms that the Philippines mineral industry is indeed "Open for Business".

P J Topham
Executive Chairman

Royalco Resources (RCO) is a mineral exploration company with the dual objectives of cash flow generation through royalty interests and asset creation through attractive exploration initiatives.
Key Assets are:

- A royalty portfolio of ten royalties, with the Reefton royalty in New Zealand expected to commence by mid-2007.
- The Philippines exploration assets of Oxiana Limited. The Company is conducting an intensive two-year drilling and exploration programme of these highly prospective copper/gold and gold exploration projects.
- The Samay epithermal gold prospect in the Philippines, in Joint Venture with Phelps Dodge Corp. Drilling commenced in the fourth quarter of 2006

SparkInfrastructure

ASX RELEASE

Wednesday, 13 December 2006

ETSA Utilities wins $50 million contract with Oxiana Limited

ETSA Utilities, 49% owned by Spark Infrastructure, has been awarded a contract worth more than $50 million to deliver electricity to the largest copper-gold mine development in South Australia.

Oxiana Limited, developer of Prominent Hill, has selected ETSA Utilities to provide the necessary electricity infrastructure for it's new mine, 650km north-west of Adelaide.

Prominent Hill has no existing electricity infrastructure. A reliable electricity supply was vital for Prominent Hill to proceed. This will be one of the world's best new copper-gold mines and ETSA Utilities will deliver the electrical infrastructure that will allow this important project to go ahead.

Line construction will start next year and is expected to be completed by March, 2008, which will coincide with the mine moving into full production. About 150 ETSA Utilities employees will be involved in the project's design and construction.

The open-pit mine has an initial life of 10 years and will employ about 400 workers, with the base and precious metals earmarked for export.

Spark Infrastructure Group

Spark Infrastructure Group was established in December 2005 to develop a diversified portfolio of international utility infrastructure assets. It currently owns a 49% interest in three of Australia's leading electricity distribution businesses, located in Victoria and South Australia where they deliver an essential service to over 1.7 million customers.

The unregulated business activities carried out by the companies provide significant growth potential for Spark Infrastructure.

This Oxiana contract will help to achieve the objective of increasing unregulated revenue to 30% of total aggregated asset company revenue[1]. It highlights the high regard in the market place for the skills possessed by our asset companies, and demonstrates their ability to secure significant contracts in a competitive environment.

Further information:

Mario Falchoni
General Manager
Investor Relations & Corporate Affairs

Phone: 02 9086 3607
Mobile: 0418 401 415

[1] Actual results may differ from stated objective.

*The AusIMM is the peak professional organisation representing the mining industry. It upholds the standards, codes and professional ethics of the industry.

Investor enquiries Richard Hedstrom
Media enquiries Natalie Quinn

Level 9, 31 Queen Street
Melbourne 3000 Victoria
Telephone: 61 3 8623 2200
Facsimile: 61 3 8623 2222
Email: admin@oxiana.com.au
Website: www.oxiana.com.au